September 2, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.   20549

Attention:  John Reynolds, Assistant Director

           Re:               Drewrys Brewing Company
Registration Statement on Form S-1
Filed April 5, 2011
File No. 333-173309

Dear Mr. Reynolds:

In response to your letter of June 30, 2011 regarding the above-referenced issuer, Drewrys Brewing Company (the “Company”), please be advised that the Company is responding to the Staff’s comments in this letter.  As requested in your letter, this letter references where each response to your specific comment was made in each respective filing.  For ease of reference, we have followed the numbering format of your letter in responding:

Amendment No. 1 to Registration Statement on Form S-1

Outside Back Cover Page of the Prospectus

1. We partially reissue comment three of our letter dated April 29, 2011. Please move the legend required by Item 502(b) of Regulation S-K to the outside back cover page of the prospectus.

RESPONSE:

Comment complied with in amendment to Form S-1 being filed herewith.

Summary of Our Offering, page 5

2.    We partially reissue comment five of our letter dated April 29, 2011. Please reconcile your disclosure in the last paragraph of page five with the disclosure under Use of Proceeds starting on page 15. For example, under Use of Proceeds you do not appear to describe the prioritized spending on essential business operations and do not limit the remaining proceeds to “development of the business and marketing plan.”

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2011

RESPONSE:

Comment complied with in the amendment to the Form S-1 being filed herewith.

Summary Information About Drewrys, page 6

3.   We partially reissue comment six of our letter dated April 29, 2011. Please revise the prospectus throughout to clarify how and why you intend to target the “liquor/beer store” and convenience store channels.

RESPONSE:

Comment complied with in the amendment to the Form S-1 being filed herewith.

Use of Proceeds, page 15

4.   We partially reissue comment 13 of our letter dated April 29, 2011. Please revise this section to provide more detailed disclosure on the types of activities and expenditures included in the line items in the table on page 16 and to revise your disclosure in this section to be consistent. In this regard, it is often unclear which line item of the table you are referring to in your narrative disclosure on page 17. For example, we note statements in the first, fourth, fifth and sixth paragraphs on page 17.

RESPONSE:

Comment complied with in the amendment to the Form S-1 being filed herewith to make the disclosure consistent throughout the registration statement.

5.   We note that in the penultimate paragraph of page 16 you state that the “majority of proceeds will be used for marketing the product,” whereas the table shows that the majority of proceeds are allocated to Production/Inventory. Please revise as appropriate to reconcile.

RESPONSE:

Comment complied with in the amendment to the Form S-1 being filed herewith.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2011

6.   We note your added disclosure in the penultimate paragraphs of pages 16 and 17 and partially reissue comment 14 of our letter dated April 29, 2011. Please reconcile your disclosure that you “will have to secure additional financing in order to develop a product and get that product to market” with your disclosure on page 17 that appears to indicate that you will begin “limited production.”

RESPONSE:

Comment complied with in the amendment to the S-1 being filed herewith which clarifies the Company’s intentions regarding beer production.

7.   In this regard, please also provide additional detail on the minimum amount of proceeds you anticipate would be required to commence such limited production.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith.

8.   Please revise your disclosure on pages 16-17 to discuss in one location your planned use of proceeds in the event you sell less than 25% of the shares in this offering.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith.

9.   We partially reissue comment 15 of our letter dated April 29, 2011. Please provide the basis for your statement in the first paragraph of page 17 that “[w]e believe we will be able to meet these costs through . . . deferral of fees by certain service providers . . .” in light of your apparent lack of relationships with any service providers.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith and this statement eliminated.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2011

10.   We partially reissue comment 16 of our letter dated April 29, 2011. We note your disclosure on page 16 that your management will have “broad discretion in determining the uses of net proceeds of this offering.” The company may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise the disclosure accordingly.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith.

11.   We partially reissue comment 17 of our letter dated April 29, 2011. Your prospectus cover page indicates that you “have no plans or intentions to be acquired or merge with an operating company.” Please revise to reconcile this disclosure with your statement on page 17 that you “may acquire smaller business entities” and also revise to clarify the relevance of your disclosure in the third paragraph of page 17 where you discuss possibly receiving contacts from parties proposing an acquisition or merger.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith and the disclosure revised to eliminate any reference to acquisition of other companies.

12.   Please clarify how you derived the $257,000 amount referred to in the sixth paragraph of page 17. For example, if the $10,000 cost of hiring brewing industry consultants is part of the overall $25,000 allocated to Product Planning & Development, it appears you would have $267,000 in remaining proceeds.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith and the disclosure clarified.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2011

Business, page 20
General

13.   We partially reissue comment 22 of our letter dated April 29, 2011. We note that the disclosure in this section does not appear to clearly discuss both your proposed craft beer and your proposed domestic budget or low-priced beer. Please revise in this section and throughout the prospectus to clearly discuss both of these proposed product lines and the differences that may exist in industry trends, the respective markets and your anticipated strategy for each product. In this regard, we note your limited discussion under the heading Competition on pages 22 and 23, the second paragraph of page 25 and under
Limited Operating History; Need for Additional Capital on page 25, among other possible locations.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith to discuss the craft beer and domestic budget beer segments of the Company’s proposed business.

Corporate Summary, page 20

14.   We partially reissue comment 23 of our letter dated April 29, 2011. Please clarify in this section that you currently have no business operations, if true.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith to clarify the lack of current operations.

15.   We reissue comment 24 of our letter dated April 29, 2011. We note your reference to your possible development of the Canadian Ace brand in the last paragraph of page 20.  Please revise throughout the prospectus to discuss your planned development of this brand.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith to discuss the Company’s planned development of its Canadian Ace brand.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2011

16.   We reissue comment 25 of our letter dated April 29, 2011. Please revise to provide the full name of the company that was “publicly traded” referred to in the second paragraph of this section.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith.

17.   We reissue comment 27 of our letter dated April 29, 2011. Please disclose the principal terms of the agreements under which the prior owners of your brands transferred such brands to Mr. Manzo and/or Drewrys and file those agreements as exhibits to the registration statement. In this regard, we also note that your exhibit index incorrectly indicates that such exhibits have been filed with the registration statement as Exhibits 10.1, 10.2 and 10.3.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith with the terms of the agreements and the exhibit index corrected.

18.   We partially reissue comment 28 of our letter dated April 29, 2011. Please revise to disclose the principal terms of the bill of sale discussed in the second risk factor on page nine and any other bills of sale relating to your intellectual property.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith.

Industry Overview, page 22
Domestic Beer Market, page 22

19.   We reissue comment 31 of our letter dated April 29, 2011. We note your statement in the first sentence of this section that “177 million bbl. is therefore the approximate equivalent to 58.5 billion 12 oz. bottles of beer.” It is unclear what the relevance of this sentence is to your overall disclosure. Please revise to clarify or advise.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2011

RESPONSE:

Comment complied with and this reference omitted.

20.   We reissue comment 32 of our letter dated April 29, 2011. Please provide the basis for the statistics found in the first two paragraphs beneath the tabular disclosure in this section and provide the names of the industry analysts predicting that craft beer sales will continue to increase.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith.

21.   We note the disclosure in the first paragraph under the table on page 22. Please clarify the “economic conditions” leading to the increase in beer sales over the past two years and what “other categories” you are referring to here.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith to clarify the disclosure.

Patents and Trademarks, page 23

22.   Please revise here to clarify that the company does not have federal trademark registrations for the marks described in this section or advise us of why you believe such revisions would be inappropriate. In this regard, we note that your added disclosure in response to comment 33 of our letter dated April 29, 2011 appears to suggest that such trademarks are registered in the name of entities owned by Mr. Manzo, not the company itself.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith to indicate that the trademarks were transferred to the Company from entities controlled or owned by Mr. Manzo.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2011

Government Regulation, page 23

23.   Your revised disclosure in the second paragraph of this section appears to indicate that you do not currently have any permits from the Bureau of Alcohol, Tobacco and Firearms. If true, please revise to clarify the first paragraph of this section to clarify that you do not have such permits. Also, consider adding appropriate risk factor disclosure regarding your lack of permits.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith to disclose that Mr. Manzo, through an entity he owns, has a Basic Permit to import beers on a wholesale basis.

24.   We note your statement that you will “make an application with the Bureau to act as an [sic] wholesaler and importer.” Please revise under Use of Proceeds and Plan of Operation to discuss your allocation of proceeds to obtain such permits and your plan to acquire such permits.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith but no provision has been made for the permit costs since there is no charge for the permit that the Company will initially need.

25.   We note your disclosure in the third paragraph of this section that appears to suggest that you may apply to be an “Alternative Brewer” and will need to contract with wholesalers and distributors. Please revise to define “Alternative Brewer” and revise your disclosure in this section to clarify whether you will be operating as a first tier or second tier entity. For example, we note that in the first two paragraphs of this section you suggest that you will be attempting to acquire permits to distribute and import fermented malt beverages, whereas in the last paragraph you discuss contracting independent wholesalers and distributors as if you will be a first tier entity.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2011

26.    We reissue comment 35 of our letter dated April 29, 2011. Please revise this section to discuss laws that may affect your relationship with possible distributors in the states you intend to target. We note, in this regard, your disclosure under Reliance on Distributors on page 21, which states that the laws of some states may restrict your ability to terminate agreements with distributors.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith.

Plan of Operations, page 25

27.    We partially reissue comment 19 of our letter dated April 29, 2011. Please reconcile your disclosure in this section with your disclosure under Use of Proceeds. In this regard, clarify which line items in the use of proceeds table on page 16 relate to your tabular disclosure on page 26.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith.

28.    We note your disclosure in the last paragraph of page 26 that at the $150,000 level of proceeds you will pay your executives “minimal compensation,” which also appears to imply that at higher levels of proceeds you will pay your executives more than “minimal compensation.” Please clarify here and under Use of Proceeds what compensation will be paid to your executives at different levels of proceeds and reconcile such disclosure with your disclosure in the last sentences of pages five, 17, 19 and possibly elsewhere.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith.  The reference to the filing of “required periodic and other reports to the SEC” has been eliminated.

29.    We note your disclosure in the first sentence of page 27 that suggests you will be able to complete all your milestones if you raise at least $83,000. Please reconcile this with your disclosure in the penultimate paragraph of page 17 and elsewhere under Use of Proceeds that suggests a much more limited level of operations if you only raise $83,000.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2011

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith to clarify the various milestones to be reached based upon the proceeds from the offering.

Background of Officer and Director, page 29

30.   Please revise to reconcile your disclosure of Mr. Manzo’s titles in the table on page 29 with the first paragraph of this section.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith.

31.   Please revise to disclose the approximate number of hours per week Mr. Manzo intends to devote to the company. In this regard we note that he is also currently the managing principal or president of at least four other businesses.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith.

32.   We partially reissue comment 42 of our letter dated April 29, 2011. We note your revised disclosure in the last paragraph of page 29 regarding Mr. Manzo’s time at Aventura Equities, Inc. It appears that such company was deficient in reporting during
Mr. Manzo’s tenure and filed a Form 15 over a year before his departure. Please advise, or revise to clarify on page 29. Furthermore, please provide the basis for your statement in the first paragraph of this section, and possibly elsewhere, that Mr. Manzo will “ensure that Drewrys makes the required periodic and other reports” to the SEC.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith.

33.   In this regard, please also advise us of the past or present relationship, if any, between Aventura Equities, Inc. and Aventura Beverages, Inc. We may have further comment.  Certain Transactions and Related Transactions, page 31

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2011

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith.

34.   We reissue comment 44 of our letter dated April 29, 2011. Please provide the information required by Item 404(d) of Regulation S-K for the bill of sale transaction you entered into with Mr. Manzo in this section or advise us of why you believe such disclosure is not required.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith.

Principal Stockholders, page 33

35.   We partially reissue comment 46 of our letter dated April 29, 2011. Please provide the information required by Item 201(a)(2) of Regulation S-K as of the most recent practicable date.

RESPONSE:

Comment complied in the amendment to the S-1 being filed herewith.

Part II
Indemnification of Directors and Officers, page II-2

36.   We reissue comment 50 of our letter dated April 29, 2011. Please revise this section to clarify which provisions described in this section are derived from your articles of incorporation, bylaws or Nevada law. In this regard, we note that there does not appear to be an Article XI to your bylaws and that the provisions you describe in this section do not appear to be derived from the language in either Article IV of your bylaws or Article 5 of your articles of incorporation.

RESPONSE:
The Company is filing its Amended and Restated Bylaws with this amendment which correctly references Article X of the Amended and Restated Bylaws in reference to the above comment.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2011

Exhibits

37.   Please revise your exhibit index to accurately describe which exhibits have been filed. In this regard we note your descriptions of Exhibits 10.1, 10.2 and 10.3 appear to be incorrect.

RESPONSE:

Comment complied with in the amendment to the Registration Statement being filed herewith.

38.   We reissue comment 52 of our letter dated April 29, 2011. Please file the bill of sale discussed in the second risk factor on page nine as an exhibit to your registration statement. See Item 601 of Regulation S-K.

RESPONSE:

Comment complied with in the amendment to the Registration Statement being filed herewith.

39.   It is unclear why you have filed the documents currently provided as Exhibits 10.1, 10.2 and 10.3. Please advise or revise to eliminate such exhibits.
RESPONSE:

Comment complied with in the amendment to the Registration Statement being filed herewith.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

United States Securities and Exchange Commission
Division of Corporation Finance
September 2, 2011

The Company is also filing a letter acknowledging the above in a filing with the Commission being made at the same time that this correspondence is being filed.

Please contact me with any questions.

Sincerely,

MCDOWELL ODOM LLP

/s/ Claudia McDowell
Claudia J. McDowell

/CJM
Enclosures

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com